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                                                                  EXHIBIT 10


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


FMC CORPORATION and MII                   )
ACQUISITION CORP.,                        )
                                          )
               Plaintiffs,                )
                                          )
           v.                             )  Civil Action No. ________
                                          )
MOORCO INTERNATIONAL INC.,                )
KEITH S. WELLIN, MICHAEL L.               )
TINER, JAMES F. ATKINS,                   )
GEORGE A. CIOTTI, JEFFREY J.              )
COLLINSON, JAMES E. DONLAN,               )
CALVIN A. THOMPSON and                    )
WILLIAM D. WITTER,                        )
                                          )
               Defendants.                )


                                   COMPLAINT

                          Plaintiffs FMC Corporation and MII Acquisition Corp.
(collectively "FMC"), by their undersigned attorneys, for their Complaint herein allege upon knowledge as to themselves and their own actions and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THE ACTION

                          1.  FMC brings this action to obtain the judicial
relief necessary to allow the common stockholders of Moorco International Inc. ("Moorco") to accept FMC's tender offer for all of the common stock of Moorco. On April 3, 1995 FMC communicated to Moorco a proposal to acquire Moorco for approximately $223 million in a negotiated merger transaction which would provide the Moorco shareholders with
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$20 per share, in cash, for all the outstanding common stock of Moorco (the
"FMC Proposal" or the "Proposal"). This proposed price represented an approximately 45% premium over the last closing market price prior to the Proposal. In addition, FMC indicated a willingness to consider an even higher price if, based upon information not publicly available, Moorco could demonstrate additional value.

                          2.  Subsequent to April 3, 1995, FMC repeatedly
indicated its willingness to negotiate with Moorco and respond to any questions about its Proposal. Despite FMC's premium proposal and FMC's willingness to negotiate, Moorco resolutely refused to negotiate with FMC unless FMC would agree to enter into an overbroad, one-year "standstill" agreement that Moorco proffered to FMC. The standstill agreement would have -- among other things -- precluded FMC from making its proposal available to Moorco's shareholders through a tender offer or a consent or proxy solicitation. In addition, Moorco
(i) advised FMC that, if FMC executed the standstill agreement, Moorco would undertake a "process" that might lead to the sale of Moorco, (ii) threatened that, if FMC did not execute the standstill agreement, FMC would be excluded from any such "process" as an "outsider", and (iii) claimed that a one-year standstill was required because of possible changes in the capital gains tax law, possible developments in a pending lawsuit and possible improvements in Moorco's business. Although Moorco's representatives indicated that they might agree to certain


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modifications in the proposed standstill, they did not provide any detailed proposal or other assurance that Moorco's shareholders would have an opportunity to accept a proposal from FMC.

                          3.  In light of Moorco's continued insistence that
FMC forego for an unreasonably long period the ability to give Moorco's shareholders the right to act upon an offer by FMC, on May 5, 1995, FMC commenced a tender offer for all the outstanding common stock of Moorco at $20 per share in cash (the "Tender Offer"). Neither the Tender Offer nor the FMC Proposal contain any financing condition, and FMC has adequate financial resources for the FMC Proposal and the Tender Offer. The Tender Offer is scheduled to close on Friday, June 2, 1995. However, under its terms, the Tender Offer cannot close if Moorco's existing Preferred Stock Purchase Rights (the "Poison Pill") are triggered by such closing.

                          4.  Moorco has threatened that it will exclude FMC
from receiving information (even though FMC is willing to sign a confidentiality agreement with respect thereto) or otherwise participating as a bidder in any auction or other process to maximize stockholder value that Moorco may determine to commence. Moorco has stated that it has data demonstrating that the Moorco common stock is more valuable than the $20 per share proposed by FMC but it has refused to provide such data to FMC even though FMC has agreed to sign a confidentiality agreement. This refusal has been Moorco's

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response to FMC's expressed willingness to consider offering Moorco shareholders even more than $20 per share if supported by non-public information.

                          5.  FMC seeks the following relief:  (a) an
injunction preliminarily and permanently enjoining the enforcement or effectuation of the terms of the Poison Pill or ordering its redemption by the Moorco Board of Directors to allow the Moorco shareholders to accept the Tender Offer; (b) an injunction preliminarily and permanently enjoining Moorco from excluding FMC from any "auction" or other processes undertaken by Moorco for the purpose of any extraordinary corporate transaction, (c) an injunction preliminarily and permanently enjoining Moorco from effectuating any transaction, whether as an alternative to the Tender Offer or not, that has the reasonably foreseeable effect of precluding the shareholders from choosing between that transaction and the Tender Offer; and (d) a declaration that Moorco is not reasonably justified in excluding FMC from any auction process, refusing to negotiate with FMC and demanding a one-year standstill agreement as a pre-condition to negotiation.

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                                  THE PARTIES

                          6.  Plaintiff FMC Corporation is a corporation
organized and existing under the laws of the State of Delaware with its principal place of business at 200 E. Randolph Drive, Chicago, Illinois 60601. FMC Corporation is one of the world's leading producers of chemicals and machinery for industry, government and agriculture with annual sales of $4 billion in 1994 and net income of $173.4 million in 1994. On March 28, 1995, FMC acquired beneficial ownership of, and currently beneficially owns, 100 shares of Moorco common stock.

                          7.  Plaintiff MII Acquisition Corp. is a corporation
organized and existing under the laws of the State of Delaware with its principal place of business at 200 E. Randolph Drive, Chicago, Illinois 60601. MII Acquisition Corp. is a newly formed, wholly-owned subsidiary of FMC Corporation.

                          8.  Defendant Moorco is a corporation organized and
existing under the laws of the State of Delaware with its principal place of business located at 2800 Post Oak Blvd., Houston, Texas 77056. Moorco is a supplier of fluid measurement and pressure control products for the petroleum, industrial process, and electric power generation industries. Moorco's stock is listed and actively traded on the New York Stock Exchange. For the fiscal year ending May 31, 1994, Moorco had sales of approximately $210 million and net income of $14.3 million.

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                          9.  Defendant Keith S. Wellin is the Chairman of the
Board of Directors and a director of Moorco. According to Moorco's Proxy Statement dated August 12, 1994, Wellin beneficially owns approximately 5.1% of Moorco common stock.

                          10. Defendant Michael L. Tiner is President, Chief
Executive Officer, and a director of Moorco.

                          11.  Defendant William D. Witter is a director of
Moorco. According to Moorco's Proxy Statement dated August 12, 1994, Witter beneficially owns approximately 7.4% of Moorco common stock.

                          12. Defendant James F. Atkins is a director of Moorco.

                          13. Defendant George A. Ciotti is a director of
Moorco.

                          14. Defendant Jeffrey J. Collinson is a director of
Moorco.

                          15. Defendant James E. Donlan is a director of Moorco.

                          16. Defendant Calvin A. Thompson is a director of
Moorco.

                  FMC'S PROPOSAL AND THE DEFENDANTS' RESPONSE

                          17.  On April 3, 1995, FMC proposed to acquire Moorco
in a negotiated merger transaction whereby Moorco shareholders would receive $20.00 a share in cash, or approximately $223 million in the aggregate. The FMC Proposal represents approximately a 45% premium over the

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$13.75 closing price of Moorco's common stock on Friday, March 31, 1995.
Further, in a letter from Mr. Robert N. Burt, Chairman and Chief Executive Officer of FMC, to Mr. Tiner, Moorco's President and Chief Executive Officer, dated April 3, 1995, FMC stated that it would consider an even higher price, if Moorco could demonstrate additional value.

                          18.  The FMC Proposal presents Moorco shareholders
with an outstanding opportunity to maximize the value of their Moorco shares for the following reasons:

                          (a) Moorco has struggled with declining earnings and
revenues. Moorco's sales for the nine months ended February 28, 1995 were $134,795,000 compared to $149,035,000 for the first nine-months of last year. For the nine months ended February 1995, net income was $4,698,000 and earnings per share were $0.40 compared to net income of $8,740,000 and earnings per share of $0.73 in the first nine-months of last year.

                          (b) The market showed great enthusiasm for the FMC
Proposal upon its disclosure on April 3, 1995. The market price of common shares of Moorco immediately rose $7.75, from $13.75 at the close of trading on March 31, 1995 to $21.375 at the close of trading on April 3, 1995.

                          (c) The FMC Proposal presents a possible opportunity
to maximize shareholder value even in excess of the $223 million through negotiation with FMC.

                          19.  On April 5, 1995, Moorco issued a press
release announcing that its Board of Directors would

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evaluate the proposal from FMC and had retained Salomon Brothers Inc. as its financial advisor to assist with the evaluation. Despite the opportunity represented by the FMC Proposal and despite FMC's willingness to negotiate, the first meeting between FMC and Moorco did not occur until nearly two weeks later, on April 18, 1995. This meeting was attended by Mr. Burt and Mr. Joseph
H. Netherland, General Manager of FMC's Energy and Transportation Group, and Mr. Tiner and Mr. James J. Nelson, Vice President and General Counsel of Moorco.

                          20.  At the meeting on April 18, 1995 FMC provided
Moorco with additional information regarding FMC and the FMC Proposal and repeated FMC's willingness to enter into negotiations regarding the FMC Proposal. At this meeting, Mr. Burt referred to the common interests of both companies, as evidenced by FMC previously visiting a Moorco plant to explore a cooperative relationship with Moorco. However, Mr. Tiner declined to enter into any substantive negotiations and committed only that he would present the additional FMC information to a meeting of the Moorco Board of Directors, which was yet unscheduled. Mr. Burt called Mr. Tiner on April 19 and told him that FMC was willing to consider various items raised by Mr. Tiner at the April 18 meeting if Moorco would supply related information.

                          21.  On May 1, 1995, Mr. Burt met again with Mr.
Tiner. The meeting was requested by Mr. Tiner to report the Moorco Board of Directors' response to the FMC Proposal.

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Moorco proffered to FMC a proposed "confidentiality/standstill agreement,"
which Moorco demanded FMC execute before Moorco would consider either engaging in negotiations with FMC or providing FMC certain confidential information. The standstill agreement contained provisions, inter alia, precluding FMC or others with which FMC might associate from:

                          a)  seeking, offering, proposing or requesting
permission to acquire any asset of Moorco or any security issued by Moorco for one year;
                          b)  seeking representation on Moorco's board of
directors or from soliciting any proxy or consent with respect to any securities of Moorco for one year;

                          c) entering into any discussion to do any of the
foregoing for one year;

                          d)  disclosing at any time before or after expiration
of one year to Moorco stockholders any information about Moorco received by FMC even if disclosure of such information would be required to inform Moorco's stockholders fully regarding a tender offer or other transaction proposed by FMC; and

                          e)  initiating for one year any contact with any
officer, director or employee of Moorco regarding Moorco's operations, assets, prospects or finances.

The standstill agreement also required FMC for one year, to inform Moorco promptly of any approach by any third party concerning FMC or such third party participating in any

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transaction involving the assets of Moorco or securities issued by Moorco.

                          22.  The standstill agreement demanded by Moorco as a
pre-condition to negotiations and the production of non-public information is overbroad, unreasonable, and designed to prevent, rather than encourage, offers for Moorco. On the evening of May 1, 1995 and subsequently, FMC's representatives communicated FMC's willingness to enter into a confidentiality agreement, including an agreement with a reasonable thirty-day "standstill" period, but FMC was not and is not willing to stand still for one year. In response, Moorco claimed that a one-year standstill was "carefully chosen" for several reasons, including the possibility of a reduction in the capital gains tax and possible favorable developments in certain litigation. Moorco's representatives also asserted that Moorco had the right to exclude FMC from participating in any sale process and thus keep Moorco's shareholders from being able to accept any FMC proposal because FMC purportedly had obtained confidential information about Moorco improperly during certain visits by FMC personnel to Moorco plants.

                          23.  Moorco's representatives also threatened that,
if Moorco instituted a "process" leading to the potential sale of Moorco or some other extraordinary transaction, FMC would be excluded from any such "process" as an "outsider," unless FMC capitulated to the demanded standstill agreement.

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                          24.  In subsequent discussions on May 2 and May 3,
1995, FMC's representatives suggested to Moorco's representatives the possibility of FMC agreeing to a 45-day standstill and repeated the desire of FMC to negotiate with Moorco. Moorco's representatives nevertheless repeated the demand for a one-year standstill period and, although suggesting several modifications to the proposed agreement, failed to agree that Moorco's stockholders would have a reasonable opportunity to accept an offer by FMC. Moorco's representatives reiterated the threat to exclude FMC from any process for the sale of Moorco.

                          25.  Moorco's demand for the one-year standstill
agreement as a pre-condition to negotiation or participation in any "process" for the sale of Moorco is unreasonable and the justifications offered by Moorco do not withstand scrutiny. Given the past performance of Moorco and the attractiveness of the FMC Proposal, it is not in the best interests of the Moorco shareholders to delay consideration of the FMC Proposal for one year or to preclude FMC from pursuing an offer for Moorco absent the consent of Moorco's directors.

                                THE POISON PILL

                          26.  On November 8, 1994, Moorco announced that its
Board of Directors had adopted a shareholders rights plan (the "Poison Pill"). The plan (with a 15% trigger) entails a distribution of one right for each outstanding

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share of Moorco common stock.  Each right will entitle the holder to buy one one-hundredth (1/100th) of a share of a new series of junior participating preferred stock at an exercise price of $65 per share. Each one one-hundredth of a share of junior participating preferred stock will be essentially the economic equivalent of one share of Moorco common stock. The rights will attach to and trade with Moorco common stock and will not be exercisable until a person or group acquires 15% of Moorco's common stock or commences a tender offer that would result in ownership of 15% of Moorco's common stock.

                          27.  If any person becomes a 15% stockholder, the
rights not held by the 15% stockholder "flip in" and become rights to buy shares of Moorco common stock at a 50% discount. After a "flip in" event and prior to a person becoming the beneficial owner of 50% or more of the Company's common stock, the Board of Directors may, in lieu of allowing the rights to be exercised, issue one share of common stock in exchange for all or any pro rata portion of the rights. In the event Moorco is merged and its common stock is exchanged or converted, the new rights "flip over" and require that provision be made so as to entitle the holders to buy shares of the acquiring party's common stock at 50% discount.

                          28.  Moorco stated, on November 8, 1994, that the
shareholder rights plan becomes effective if any person acquires 15% of the Company, and is designed to require

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prospective buyers to negotiate with Moorco's Board.  As a consequence, by implementing the Poison Pill, the defendants have assumed a heightened duty to the Moorco shareholders. The refusal to negotiate with FMC except on terms harmful to the Moorco shareholders is a violation of such duty.

                          29.  The practical effect of the Poison Pill is to
preclude FMC from consummating its offer to purchase Moorco's shares at a substantial premium.

                               IRREPARABLE INJURY

                          30.  If the FMC Proposal and/or the Tender Offer are
impeded by the breaches of duty described herein and by Moorco's refusal to redeem the Poison Pill, FMC and the Moorco shareholders will lose the opportunity represented by FMC's Proposal and FMC's Tender Offer. FMC and the Moorco shareholders will lose forever the opportunity to have the FMC Proposal and Tender Offer fairly considered by the Moorco directors and stockholders. FMC will lose the irreplaceable opportunity to create a new combined FMC/Moorco entity with unique business strengths. The Moorco shareholders will lose the opportunity to sell their shares at a generous premium over the market price. Damages for these losses cannot readily be calculated and, in any event, could not compensate for the unique loss that would have been suffered by FMC.

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                                    COUNT I

                      (Improper Efforts To Impede Or Block
                     The FMC Proposal And The Tender Offer)

                          31. FMC repeats and realleges each of the allegations
of the preceding paragraphs as if fully set forth herein.

                          32.  Moorco has attempted to utilize its proposed
one-year standstill agreement not for legitimate purposes consistent with the interests of the Moorco shareholders, but unreasonably to prevent or delay and impede the FMC Proposal and any possible tender offer by FMC, including the Tender Offer. Rather than seeking to delay the FMC Proposal and create additional obstacles to that Proposal, Moorco should be acting to facilitate FMC's ability to offer a higher price for Moorco by negotiating with FMC and providing additional information to FMC. The demanded one-year standstill agreement is a defensive reaction that is not a reasonable response to any threat posed either by the FMC Proposal or by the FMC Tender Offer. The purported reasons Moorco gave for the standstill agreement do not provide a legitimate or lawful basis for Moorco's actions to prevent or delay and impede the FMC Proposal and the FMC Tender Offer and are contrary to the interests of the Moorco shareholders.

                          33.  The directors of Moorco adopted a Poison Pill
ostensibly for the purpose of compelling any potential acquiror of Moorco to negotiate with the Board of Directors

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of Moorco before completing an acquisition.  In the present case, however, FMC is ready and willing to negotiate with the Board of Directors of Moorco. Nevertheless, Moorco's Board refuses to engage in such negotiations without attaching conditions that would prevent FMC from proceeding with its Tender Offer or otherwise giving Moorco shareholders any opportunity to benefit from FMC's Proposal. Despite over 30 days having elapsed since FMC's Proposal and despite FMC's willingness to accept a thirty-day standstill, Moorco makes a claim that a one-year standstill is required as a pre-condition to any negotiations with FMC or any process to maximize stockholder value. From these facts, it is apparent that Moorco intends to utilize any means at its disposal, including the Poison Pill, to preclude FMC from acquiring Moorco without regard to FMC's willingness to negotiate with Moorco or the adverse consequences to Moorco's shareholders.

                          34. The utilization of the Poison Pill to preclude
the Tender Offer is unreasonable in that:

                          (a) The Tender Offer does not represent any threat to
the Moorco shareholders, and those shareholders are capable of making a fully informed and voluntary decision with respect to the Tender Offer;

                          (b) The Poison Pill is being utilized not for the
purpose of negotiating with FMC, but for the purpose of precluding the Tender Offer without regard to its

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adequacy or the rights of the Moorco shareholders to make their own choice; and

                          (c) The Poison Pill is being utilized not for the
purpose of searching for an alternative to the Tender Offer that will provide real value in excess of the value of the Tender Offer, but for the purpose of thwarting or delaying the Tender Offer.

                          35.  FMC is without an adequate remedy at law.


                                    COUNT II

                         (Exclusion Of FMC As A Bidder)

                          36. FMC repeats and realleges each of the allegations
of the preceding paragraphs as if fully set forth herein.

                          37.  Moorco has advised FMC that it may institute a
"process" leading either to the sale of Moorco or to another extraordinary transaction and that Moorco will exclude FMC from that process unless FMC executes the one-year standstill agreement. Further, Moorco has refused to negotiate with FMC unless FMC executes the one-year standstill agreement.

                          38.  Moorco's refusal to negotiate and its threatened
exclusion of FMC from any sale process are not reasonably related to the best interests of the Moorco shareholders and are not calculated to produce the highest offer for the Moorco common stock. In effect, the only reason that Moorco refuses to negotiate with FMC and the only reason that FMC is being excluded is that FMC declines

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to relinquish its right to make a non-consensual tender offer or to solicit consents or proxies from Moorco's shareholders. However, FMC's refusal to restrict its ability to take its proposals directly to Moorco's shareholders does not justify the actions of Moorco. Moorco should be acting to facilitate a higher offer by FMC, both by negotiating with FMC and by providing confidential information to FMC. Moorco should pursue this course of action regardless of whether FMC retains its ability to proceed with an offer on a nonconsensual basis or otherwise.

                          39.  The reasons put forth by Moorco for the one-year
standstill agreement do not provide a legitimate or lawful basis for Moorco's actions to prevent or delay and impede the FMC Proposal and the FMC Tender Offer, and Moorco's actions are contrary to the interests of the Moorco shareholders.

                          40.  FMC is without an adequate remedy at law.

                          WHEREFORE, plaintiff demands judgment and preliminary
and permanent relief, including injunctive and declarative relief, in its favor as follows:

                          (a) A declaratory judgment that the defendants have
breached their fiduciary duties by delaying negotiations, refusing to negotiate actively with FMC and threatening to exclude FMC from any process for the sale of Moorco;

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                          (b) An order preliminarily and permanently enjoining
the defendants to carry out their fiduciary duties by

                          (i) promptly, actively and in good faith negotiating with FMC; and

                          (ii) not excluding FMC from any auction or other process that may be instituted by Moorco and that may lead to an extraordinary transaction involving Moorco.

                          (c) An order preliminarily and permanently enjoining
Moorco, the defendant directors, Moorco's officers, agents, servants, employees and those persons who act in concert or participation with them who receive actual notice thereof, from taking any action to effectuate the "flip-in," "flip-over" or other terms of the Poison Pill and ordering the defendant directors to redeem the Poison Pill;

                          (d) An order preliminarily and permanently enjoining
the defendants from bringing suit or litigation in any other forum based on or relating to the facts alleged in this Complaint;

                          (e) An award to FMC of the costs and disbursements of
this action, including reasonable attorneys' and experts' fees; and

                          (f) Granting such other and further relief as this
Court may deem just and proper.

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                                   YOUNG, CONAWAY, STARGATT & TAYLOR


                                   {SIGNATURE OF DAVID C. MCBRIDE}
                                   -----------------------------------
                                   David C. McBride
                                   Josy W. Ingersoll
                                   Jan R. Jurden
                                   Martin S. Lessner
                                   11th Floor, Rodney Square North
                                   P.O. Box 391
                                   Wilmington, Delaware  19899-0391
                                   (302) 571-6639
                                   Attorneys for Plaintiffs


OF COUNSEL:

Donald G. Kempf, Jr.
Robert J. Kopecky
Jean Reed Haynes
KIRKLAND & ELLIS
Citicorp Center
153 East 53rd. St.
New York, NY  10022
(212) 446-4800

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